Exhibit (a)(1)(vi)

Form of Notice of Availability of
Tender Offer Materials

Subject: Kennedy Lewis Capital Company - Quarterly Tender Documents Are Now Available

Dear Shareholder,

Kennedy Lewis Capital Company’s Quarterly Tender Documents are now available for viewing and downloading. To access the documents, please click the link below. If you have difficulty with the link, copy and paste it into your browser.

Quarterly Tender Documents

If you have any questions about your account or establishing your login credentials for the Shareholder Account Website, please contact the transfer agent, Ultimus Fund Solutions, LLC, at 866-966-0157, Monday through Friday, 8:30am-6pm EST. If you need to make changes to your account, please send a completed account maintenance form and / or bank account change form directly to the transfer agent at KennedyLewis@ultimusfundsolutions.com (note this email address only processes documentation and will not reply to questions).

Best regards,

Kennedy Lewis Capital Company